Exhibit 99.2

Unless otherwise indicated or unless the context otherwise requires, the “Company” or “ReneSola” refers to ReneSola Ltd, its predecessor entities and its subsidiaries.  “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The following selected data from the unaudited consolidated income statements for the six months ended June 30, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and the selected unaudited consolidated balance sheet data as of June 30, 2014 are derived from the Company’s condensed consolidated financial statements included elsewhere in this current report on Form 6-K. The selected consolidated financial data should be read in conjunction with the unaudited condensed consolidated financial statements of the Company, the related notes included elsewhere in this current report on Form 6-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. The Company’s unaudited condensed consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles and are on the same basis as the audited consolidated financial data. The unaudited financial information includes all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair presentation of the Company’s financial position and operating results for the periods presented. The Company’s unaudited results for the six months ended June 30, 2014 may not be indicative of the results for the full year ending December 31, 2014.

This report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2036 to $1.00, the noon buying rate in effect on June 30, 2014, as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. The Company makes no representation that the Renminbi or dollar amounts referred to in this report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all.

	For the Six Months Ended June 30
	2013	2014
	(in thousands, except number of shares, per share data and per American Depositary Shares (“ADS”) data)
Unaudited Consolidated Income Statements
Net revenues	$661,527	$802,072
Cost of revenues	(634,796)	(701,149)
Gross profit	26,731	100,923
Operating (expenses) income:
Sales and marketing	(34,915)	(44,989)
General and administrative	(26,401)	(33,731)
Research and development	(20,989)	(25,698)
Other operating income	5,577	5,359
Total operating expenses	(76,728)	(99,059)
(Loss) income from operations	(49,997)	1,864
Non-operating (expenses) income:
Interest income	3,496	2,501
Interest expense	(27,093)	(24,528)
Foreign exchange (losses) gains	(4,089)	187
Gains (Losses) on derivatives, net	5,027	(518)
Gain on disposal of subsidiaries	—	2,615
Fair value change of warrant liability	—	2,048
Loss before income tax, noncontrolling interests	(72,656)	(15,831)
Income tax benefit	12,579	1,997
Net loss	(60,077)	(13,834)

	For the Six Months Ended June 30
	2013	2014
	(in thousands, except number of shares, per share data and per American Depositary Shares (“ADS”) data)
Less: Net loss attributable to noncontrolling interests	(12)	(4)
Net loss attributable to holders of ordinary shares	$(60,065)	$(13,830)
Loss per share
Basic	$(0.35)	$(0.07)
Diluted	$(0.35)	$(0.07)
Loss per ADS
Basic	$(0.70)	$(0.14)
Diluted	$(0.70)	$(0.14)
Weighted average number of shares used in computing loss per share
Basic	172,825,384	203,370,722
Diluted	172,825,384	203,370,722

	As of December 31	As of June 30
	2013	2014
	(audited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$86,773	$58,127
Inventories	359,577	390,010
Advances to suppliers-current	14,210	9,819
Total current assets	1,206,798	949,482
Property, plant and equipment, net	863,093	803,721
Advances to suppliers-non-current	5,627	5,627
Advances for purchases of property, plant and equipment	2,214	2,419
Total assets	2,139,751	1,824,152
Short-term borrowings	673,096	696,229
Advances from customers-current	99,499	44,105
Total current liabilities	1,712,973	1,407,805
Total shareholders’ equity	169,017	157,290
Total liabilities and shareholders’ equity	$2,139,751	$1,824,152

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth a summary, for the periods indicated, of the unaudited consolidated results of operations of the Company with each item expressed as a percentage of total net revenues.

	For the Six Months Ended June 30
	2013		2014
	(in thousands, except percentages)
Unaudited Consolidated Income Statements
Net revenues
Solar wafers(1)(2)	$185,980	28.1%	$103,211	12.9%
Solar modules(3)	475,547	71.9	698,861	87.1
Total	661,527	100.0	802,072	100.0
Cost of revenues
Solar wafers(4)	(187,085)	(28.3)	(96,524)	(12.0)
Solar modules	(447,711)	(67.7)	(604,625)	(75.4)
Total	(634,796)	(96.0)	(701,149)	(87.4)
Gross (loss) profit
Solar wafers	(1,105)	(0.2)	6,687	0.8
Solar modules	27,836	4.2	94,236	11.7
Total	26,731	4.0	100,923	12.6
Operating (expenses) income:
Sales and marketing	(34,915)	(5.3)	(44,989)	(5.6)
General and administrative	(26,401)	(4.0)	(33,731)	(4.2)
Research and development	(20,989)	(3.2)	(25,698)	(3.2)
Other operating income	5,577	0.8	5,359	0.7
Total operating expenses	(76,728)	(11.7)	(99,059)	(12.3)
(Loss) income from operations	(49,997)	(7.6)	1,864	0.2
Non-operating (expenses) income:
Interest income	3,496	0.5	2,501	0.3
Interest expense	(27,093)	(4.1)	(24,528)	(3.1)
Foreign exchange (losses) gains	(4,089)	(0.6)	187	— (*)
Gains (Losses) on derivatives, net	5,027	0.8	(518)	(0.1)
Gain on disposal of subsidiaries	—	—	2,615	0.3
Fair value change of warrant liability	—	—	2,048	0.3
Loss before income tax, noncontrolling interests	(72,656)	(11.0)	(15,831)	(2.0)
Income tax benefit	12,579	1.9	1,997	0.2
Net loss	(60,077)	(9.1)	(13,834)	(1.7)
Less: Net loss attributed to noncontrolling interests	(12)	— (*)	(4)	— (*)
Net loss attributed to holders of ordinary shares	$(60,065)	(9.1)%	$(13,830)	(1.7)%

(*)   Less than 0.1%.

(1)         Included approximately $14.7 million and $15.0 million from sales of other materials for the six months ended June 30, 2013 and 2014, respectively.

(2)         Included approximately $2.7 million and $2.7 million of net revenues in the Company’s solar wafer segment from products sold to related parties for the six months ended June 30, 2013 and 2014, respectively. Net revenues in the Company’s solar wafer segment from products sold to related parties accounted for 0.4% and 0.3% of total net revenues for the six months ended June 30, 2013 and 2014, respectively.

(3)         Included approximately $0.2 million and $2.3 million from sales of solar cells for the six months ended June 30, 2013 and 2014, respectively. For the six months ended June 30, 2013 and 2014, net revenues from solar modules also included nil and approximately $4.0 million, respectively, from service revenue from tolling arrangement with respect to solar modules.

(4)         Included approximately $2.8 million and $2.6 million of cost of revenues in the Company’s solar wafer segment from product sold to related parties for the six months ended June 30, 2013 and 2014, respectively. Cost of revenues of the Company’s solar wafer segment from product sold to related parties accounted for 0.4% and 0.3% of total net revenues for the six months ended June 30, 2013 and 2014, respectively.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013.

Net Revenues.  Net revenues increased from $661.5 million for the six months ended June 30, 2013 to $802.1 million for the same period in 2014, primarily due to increases in module shipments and the average selling price (“ASP”). Sales to related parties remained stable at $2.7 million for the six months ended June 30, 2013 and 2014.

Net revenues were $103.2 million for the Company’s wafer sales segment and $698.9 million for its module sales segment for the six months ended June 30, 2014, compared to $186.0 million for its wafer sales segment and $475.5 million for its module sales segment for the same period in 2013. The decrease in  net revenue for wafers sales was primarily due to the Company’s ongoing strategic shift to focus on the module business, which includes using the wafers for internal module production rather than for external sales. The increase in net revenue for module sales was primarily due to higher module capacity attributable to the Company’s OEM strategy, the results of intensified sale and marketing efforts and an increase ASP from $0.62/W for the six months ended June 30, 2013 to $0.68/W for the six months ended June 30, 2014.

Cost of Revenues.  Cost of revenues increased from $634.8 million for the six months ended June 30, 2013 to $701.1 million for the same period in 2014. Specifically, cost of revenues for the Company’s wafer sales segment decreased from $187.1 million for the six months ended June 30, 2013 to $96.5 million for the same period in 2014, primarily due to a decrease in shipments volume of wafers. Cost of revenues for the module sales segment increased from $447.7 million for the six months ended June 30, 2013 to $604.6 million for the same period in 2014, primarily due to an increase in shipment volume.

Gross Profit (Loss).  Gross profit increased from $26.7 million for the six months ended June 30, 2013, representing a gross margin of 4.0%, to $100.9 million, representing a gross margin of 12.6%, for the same period in 2014. The increase in gross margin was primarily due to higher volume sales of module relative to wafer sales, higher ASP of module sales, and increased efficiency in its operational process controls.

The Company’s wafer sales segment experienced a gross loss of $1.1 million for the six months ended June 30, 2013, compared with a gross profit of $6.7 million for the same period in 2014, representing a gross margin of 6.5%, primarily due to increased efficiency in the Company’s operational process controls.

Gross profit from the Company’s module sales segment increased from $27.8 million for the six months ended June 30, 2013, representing a gross margin of 5.9%, to $94.2 million for the same period in 2014, representing a gross margin of 13.5%, primarily due to higher ASP of module sales, and increased efficiency in operational process controls.

Sales and Marketing Expenses.  Sales and marketing expenses increased from $34.9 million for the six months ended June 30, 2013 to $45.0 million for the same period in 2014, primarily due to the expansion of the Company’s business outside of China and the increase in the number of sales staff to support its expanding module business. Sales and marketing expenses as a percentage of net revenues increased from 5.3% for the six months ended June 30, 2013 to 5.6% for same period in 2014.

General and Administrative Expenses.  General and administrative expenses increased from $26.4 million for the six months ended June 30, 2013 to $33.7 million for the same period in 2014, primarily due to an increase in administrative costs associated with the expansion of the Company’s module business and its increased efforts in developing its international business opportunities. General and administrative expenses as a percentage of net revenues increased from 4.0% for the six months ended June 30, 2013 to 4.2% for the same period in 2014.

Research and Development Expenses.  Research and development expenses increased from $21.0 million for the six months ended June 30, 2013 to $25.7 million for the same period in 2014, primarily due to investments in research and development of new products. Research and development expenses as a percentage of net revenues were 3.2% for both six-months periods ended June 30, 2013 and 2014.

Other Operating (expenses) Income. The Company had other operating income of $5.4 million for the six months ended June 30, 2014, compared to other operating income of $5.6 million for the same period in 2013. Other operating income for the six months ended June 30, 2014 consisted primarily of gains on disposal of fixed assets and land use right. Other operating income for the six months ended June 30, 2013 consisted primarily of a $4.7 million gain from land disposal.

Interest Income and Expenses.  Interest income decreased from $3.5 million for the six months ended June 30, 2013 to $2.5 million for the same period in 2014 due to lower cash deposit balances.  Interest expense decreased from $27.1 million for the six months ended June 30, 2013 to $24.5 million for the same period in 2014, primarily due to the decrease in short -term and long-term borrowings .

Foreign Exchange Gain or Loss, Net. Foreign exchange loss, net, for the six months ended June 30, 2014 was $0.2 million, compared to a foreign exchange loss of $4.1 million for the same period in 2013.

Gains (losses) on Derivatives, Net. The Company recorded a net loss on derivatives, net of $0.5 million for the six months ended June 30, 2014, compared to a net gain on derivatives of $5.0 million for the same period in 2013.

Fair Value Change of Warrant Liability. The Company recognized a gain from a fair value change of warrant liability of $2.0 million for the six months ended June 30, 2014. The Company did not have any warrant liability outstanding during the six months ended June 30, 2013.

Income Tax Benefit.  Income tax benefit for the six months ended June 30, 2014 was $2.0 million, compared to an income tax benefit of $12.6 million for the same period in 2013. The effective tax rates for the six months ended June 30, 2013 and 2014 were 17.3% and 25.1%, respectively.

Net Loss Attributable to Holders of Ordinary Shares.  As a result of the foregoing, the Company had a net loss attributable to holders of ordinary shares of $13.8 million for the six months ended June 30, 2014, compared to a net loss attributable to holders of ordinary shares of $60.1 million for the same period in 2013.

Liquidity and Capital Resources

As of December 31, 2013 and June 30, 2014, current liabilities of the Company exceeded its current assets by $506.2 million and $458.3 million, respectively. For the six months ended June 30, 2014, the Company incurred a negative cash flow from operations of $152.9 million, compared with a positive cash flow from operations of $69.7 million for the same period in 2013. In addition, the Company experienced a net loss of $13.8 million and $60.1 million for the six months ended June 30, 2014 and 2013, respectively.

The Company has taken, and will continue to take, the following measures to manage its liquidity.  The Company closely monitors and manages its working capital requirements, which involves seeking extended payment terms from its suppliers, continues to strengthen its accounts receivable collection efforts and complies with more stringent inventory management procedures, and it is also considering liquidation of accounts receivable by discounting banknotes with the relevant financial institutions and maintaining sufficient cash flows from operations to meet its liquidity requirements.  The Company also has obtained additional debt facilities in order to fund its working capital needs. In the six months ended June 30, 2014, the Company obtained new financings totaling $17.7 million, which comprised of $10.1 million in short-term borrowings for working capital needs, and $7.6 million in long-term borrowings for project development. The Company believes that its cash, cash equivalents, cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet the working capital and capital expenditure needs that may arise in the foreseeable future. The Company intends to continue to carefully execute the operating plans and manage the credit and market risks.

However, if the financial results or operating plans of the Company change from the Company’s current assumptions, the Company’s outlook of its liquidity could be negatively impacted.

The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by the Company. If this were to occur, the Company may seek to make additional securities offerings or borrowings.

Short-term Borrowings

As of December 31, 2013 and June 30, 2014, the Company had outstanding short-term borrowings of $673.1 million and $696.2 million, respectively. These short-term borrowings will expire at various times throughout 2014 and 2015. The short-term borrowings outstanding as of December 31, 2013 and June 30, 2014 were primarily denominated in the Renminbi, the US dollar or the Euro and bore a weighted average interest rate of 5.46% and 5.78%, respectively. In the first six months of 2014, the Company successfully rolled over $363.7 million short-term borrowings which were outstanding as of December 31, 2013. Some of the short-term borrowings are secured by its inventories and property, plant and equipment. The Company has other short-term borrowings guaranteed by Mr. Li, the chief executive officer and a director of the Company, and his wife. Furthermore, according to certain loan agreements, the operating subsidiary of the Company, Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”) is not permitted to pay dividends in any year when any principal or interest on such loans is due. Although the Company has increased the level of short-term bank borrowings to meet the working capital requirements and for capital expenditures or other corporate uses, the Company has not experienced any financial difficulty with respect to any repayment of the borrowings.

As of June 30, 2014, $410.3 million of the Company’s outstanding short-term borrowings were trade financings which, consistent with all of its other short-term credit facilities, were historically rolled over. The majority of the Company’s short-term borrowings are provided by some of the largest commercial banks in China. Historically, most of these Chinese banks extended the terms of their credit facilities when requested by the Company before the maturity dates. The Company believes its ability to extend the short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, the Company enters into long-term borrowing arrangement with various banks in China or overseas. As of December 31, 2013 and June 30, 2014, the Company had outstanding long-term borrowings with remaining terms of more than one year of $69.5 million and $64.0 million, respectively.

In January 2014, Nove Eco Energy EOOD, a Bulgarian company wholly owned by ReneSola Singapore Pte. Ltd. for the purpose of carrying out the construction and operation of a solar power plant in Bulgaria, obtained one ten-year term loan from United Bulgarian Bank totaling EUR 5.5 million. This loan is to be repaid by December 2023 in 39 quarterly repayment installments starting from July 2014. The proceeds from these loans are to be used to refinance prior shareholder loans used for the development, construction, and launching into commercial operations of a photovoltaic power plant with nominal capacity of 5,000 KWP.

In March 2014, ReneSola Japan Ltd. (“ReneSola Japan”) obtained a five-year term loan from The Bank of Tokyo-Mitsubishi UFJ in Japan totaling JPY 10 million. This loan is to be repaid before March 2019. The proceeds from this loan are to be used to expand the business of ReneSola Japan.

The weighted average interest rate for the Company’s long-term loans was approximately 6.65% as of June 30, 2014. Interest rates are variable for certain portions of the long-term loans, and are updated every quarter, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. $77.4 million of the Company’s outstanding long-term loans are expected to mature between 2015 and 2023.

Some of the Company’s long-term loans are secured by collateral, such as shares of or other equity interests in its subsidiaries, pledges and security interests over its accounts receivable, inventories, project sites or land use rights, property, plant and equipment or project facilities, and/or guaranteed by its subsidiaries and/or Mr. Li, a director and the chief executive officer of the Company, and his wife.

Some of the Company’s long-term loan agreements contain financial covenants, including maintaining certain minimum levels of net assets, debt to asset ratio, the ratio of net cash flow to due interest, principle and commission and fee of loan, the ratio of drawn down loan amount to collateral market value, and restrictive covenants that limit its ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on its operating assets in any manner that will increase risks to the lenders, (ii) repay shareholders loans or loans from its related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, and (v) take part in any mergers or acquisitions. Certain subsidiaries are required to pledge the shares or ownership interests in the operating subsidiaries such subsidiaries own in favor of the lenders in some of the Company’s long term loan arrangements. As of June 30, 2014, Sichuan ReneSola, ReneSola Jiangsu Ltd. and ReneSola Zhejiang Ltd. were in compliance with all debt covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.” in the annual report on Form 20-F of the Company for the year ended December 31, 2013.

Assets/liabilities held-for-sale

In December 2013, the Company signed a Memorandum of Intent to sell power stations in Western China, where the assets and liabilities of the relevant subsidiaries have been classified as assets held for sale and liabilities held for sale as of December 31, 2013. The sale was completed on March 31, 2014, and the Company recognized $2.6 million gain on disposal of subsidiaries for the six months ended June 30, 2014.

Cash Flows and Working Capital

The Company has significant working capital commitments because many of its silicon raw materials suppliers require the Company to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to financing to allow for the purchase of silicon raw materials are critical to maintain and grow the Company’s business. The Company’s short-term borrowings have increased partly as a result of the need to fund its expanded working capital needs and increases in its inventory. The Company’s advances to suppliers decreased from $19.8 million as of December 31, 2013 to $15.4 million as of June 30, 2014. The Company still performs credit evaluations of the financial condition of its suppliers to which it makes prepayments.

The Company’s accounts receivable decreased from $236.6 million as of December 31, 2013 to $212.5 million as of June 30, 2014. Its allowance for doubtful accounts increased from $4.9 million as of December 31, 2013 to $5.3 million as of June 30, 2014. The decrease in the Company’s accounts receivable balance was primarily attributable to its strengthening accounts of receivable collection efforts. For all customers, including those to whom longer credit terms are negotiated and granted, the Company assesses a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall credit-worthiness. To date, the Company has not experienced material write-offs of accounts receivable or advances to suppliers, but it continues to actively monitor the credit it extends to both its customers and suppliers. While the business environment improved in 2014, to the extent that the overall negative environment impacting the solar industry returns, or deteriorates, this negative trend could be exacerbated and write-offs could occur. In 2014, the Company plans to continue to closely manage its accounts receivable balances and inventory in order to preserve cash, as well as actively manage its working capital requirements.

The following table sets forth a summary of the cash flows of the Company for the periods indicated.

	For the Six Months Ended June 30,
	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	$69,730	$(152,865)
Net cash (used in) provided by investing activities	(195,120)	83,268
Net cash provided by financing activities	111,458	34,935
Effect of exchange rate changes	955	6,016
Net decrease in cash and cash equivalents	(12,977)	(28,646)
Cash and cash equivalents at the beginning of the period	93,283	86,773
Cash and cash equivalents at the end of the period	80,306	58,127

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 was $152.9 million, primarily due to (i) decreases in accounts payable and advances from customers, (ii) an increase in inventories with the expansion of the module business, and (iii) a net loss of $13.8 million arising from a temporary suspension of operations at the company’s Sichuan factory in the first quarter of 2014, partially offset by a decrease in accounts receivables as the Company strengthened its accounts receivable collection efforts.

Net cash provided by operating activities for the six months ended June 30, 2013 was $69.7 million, primarily due to increases in accounts payable as the Company imposed longer payment terms upon its suppliers, and advances from customers, which were offset by a net loss of $60.1 million arising from the continuing oversupply conditions in the solar power products market less the impact of depreciation and amortization, and increases in inventory and accounts receivable levels arising from the expansion of its module business.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2014 was $83.3 million, primarily due to a change of restricted cash and a decrease of property, plant and equipment expenditures comparing to the same period in 2013.

Net cash used in investing activities for the six months ended June 30, 2013 was $195.1 million, primarily due to increases in restricted cash and property changes and plant and equipment expenditures.

Financing Activities

Net cash provided by financing activities was $34.9 million for the six months ended June 30, 2014, primarily due to proceeds from bank borrowing of $543.2 million, which was partially offset by repayments of bank borrowings of $508.9 million.

Net cash provided by financing activities was $111.5 million for the six months ended June 30, 2013, primarily due to proceeds from bank borrowings of $798.2 million, which was partially offset by repayments of bank borrowings of $687.0 million.

Capital Expenditures

The Company had capital expenditures of $59.0 million and $41.8 million for the six months ended June 30, 2013 and 2014, respectively. The Company had outstanding advances for purchases of property, plant and equipment of $2.2 million as of December 31, 2013 and $2.4 million as of June 30, 2014. The Company’s commitments which are outstanding for purchases of property, plant and equipment were $16.5 million as of December 31, 2013 and $14.7 million as of June 30, 2014. The capital expenditures were used primarily to optimize the Company’s Sichuan polysilicon factory, to maintain the Company’s cell and module manufacturing plant in Yixing, Jiangsu Province, and to operate and maintain the Company’s project businesses.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of June 30, 2014.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$94,042	$30,012	$55,444	$1,555	$7,031
Purchase obligations for equipment and others(2)	14,675	14,459	130	86	—
Purchase obligations for raw materials(3)	81,567	41,500	40,067	—	—
Convertible senior notes	119,482	4,604	114,878	—	—
Total	$309,766	$90,575	$210,519	$1,641	$7,031

(1)         Includes estimated interest payable under contract terms.

(2)         Includes commitments to purchase production equipment and payment obligations under construction contracts.

(3)         Includes commitments to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. As a result, there is no purchase commitment loss under such pre-determined long-term agreements as of June 30, 2014.

Recent Developments

Subsequent to June 30, 2014, the Company obtained new short-term borrowings totaling $60.9 million to meet its working capital needs.

In July 2014, the Company entered a framework agreement with China Seven Star Holdings Limited (“China Seven Star”), a Hong Kong listed company, regarding a partnership in potential sales to China Seven Star of no less than 200 megawatts (“MW”) of existing and new PV projects within 18 months. The parties subsequently signed a Memorandum of Understanding which stipulates that ReneSola will sell to China Seven Star two utility-scale projects in Bulgaria, both of which are completed and connected to the grid, with a total capacity of 9.7 MW.